Hybrid Fuels Inc., 237 Main Street, Box 880, Niverville, MB, Canada, R0A1E0



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  Meagan Caldwell


           Re. Form 10-KSB for the fiscal year ended June 30, 2004 Re. Form 10-QSB for the period ended September 30, 2004


Ms. Caldwell:

Following are our responses to the comment letter dated January 21, 2005 (the "Letter"), prepared by the staff of the Securities and Exchange Commission (the "Staff") relating to the above referenced registration statement.

Each numbered paragraph below corresponds to the numbered paragraph in the
Letter:


     1. N/A

     2. The nature of the business prior to the acquisition of Hybrid Fuels, USA and 330420 BC Ltd. in May 1998 was one of researching and testing various individual components. All costs were borne privately. The corporation 330420 BC Ltd. was established as a subsidiary and would operate as part of a long-range development plan in Canada. There were no bankruptcies, material mergers or sales of significant assets.

     3. The accounting procedure for the commercial facility constructed near Cardston, Alberta was the responsibility of a private builder group. Once the builder group had completed construction and demonstrated the facility was fully operational, the commercial facility was to be transferred to Hybrid's subsidiary, Hybrid Fuels (Canada) Inc. (formerly 330420 BC Ltd.).

     The facility was never completed and therefore never operational and therefore, the accounting procedure is not the responsibility of Hybrid Fuels Inc.

     The incident of the farmer removing the structures from the farm is before the Law Courts in Alberta in a private law suit that does not involve Hybrid Fuels Inc. or its subsidiary, Hybrid Fuels Canada (formerly 330420 BC Ltd.).

     4. Energy contained in a gallon of fuel (when referring to liquids) are measured in BTUs (British Thermal Units). The production of ethanol requires expenditure of energy and is one of the major costs. Ethanol per gallon contains about 80,000 BTUs. If production of that gallon requires burning of 1 gallon of diesel fuel which is rated at 125,000 BTUs per gallon then there is a negative "Energy Balance." Modern distilleries should run with approximately 3:1 favourable "Energy Balance." In our case we recover the energy required to produce ethanol from the gasifying/burning of manure and waste bedding. Our final "energy balance" is therefore very highly favourable and is as low as shown only because we include the energy costs of growing the grain and most calculations do not take this into account.

     5. The Company does not have any employees. The Company has used consultants or independent contractors for the various tasks required to be performed on a quarter-by-quarter basis.

     6. Our subsidiary has entered into a verbal agreement with a group of Hybrid Fuels Inc. shareholders to construct a fully operational facility. No written contracts have been made. This will be included as a risk factor in the 10KSB.

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     7. Cattle prices can be volatile and could result in a loss on cattle finishing. This will be included as a risk factor in the 10KSB.

     8. This private shareholder group is bearing the financial burden of construction and retains legal ownership until the facility is completed and all systems are operational. At that time, the Company will negotiate with the group to acquire or lease the facility on mutually agreeable terms.

     9. Construction of the facility is expected to be completed by March 31, 2005. The feed system, including the growth cycle of the barley grass, would be prepared during the next 30 days. Operations are expected to commence by April 30, 2005 once the feed system is ready for the first delivery of cattle.

     10. In the quarter ending September 30, 2003, our wholly-owned subsidiary, Hybrid Fuels (Canada) Inc., entered into a verbal agreement with a group of Hybrid Fuels Inc. shareholders to construct a fully operational facility at Oyama, BC.

     The Company has no funding source except through private sources and until one facility is fully operational and demonstrates cash flow, Hybrid Fuels Inc. and its subsidiary have limited access to banks, trust companies, and other traditional lending sources. The private shareholder group is bearing the financial burden of construction and retains legal ownership.

     Once the facility is completed and all systems are operational the Company will negotiate with the shareholder group to acquire or lease the facility on mutually agreeable terms.

     11. The Company does not have legal ownership or obligations relating to the facility therefore no amounts have been recorded in the Company's consolidated financial statements.

     Once the facility is completed and all systems are operational the Company will negotiate with the group to acquire or lease the facility on mutually agreeable terms.

     12. We expect that at the end of the fourth month of operations, when we sell the first group of finished cattle, we will have an initial set of data from which to prepare pro forma information for purposes of estimating cash flows and generating a current business plan.

     13. Construction of the facility is expected to be completed by March 31, 2005. The feed system, including the growth cycle of the barley grass, would be prepared during the next 30 days. Operations are expected to commence by April 30, 2005 once the feed system is ready for the first delivery of cattle.

     Once we have a fully operational facility, and prove the technology and processes, our subsidiary, Hybrid Fuels (Canada) Inc., will operate it and will earn revenue from the sale of beef and wet ethanol.

     The facility will not be run at full capacity until approximately four months have passed from the facility becoming operational. We believe that at the end of the fourth month of operations, when we sell the first group of finished cattle, we will have an initial set of data from which to prepare pro forma information for purposes of estimating cash flows and generating a current business plan.

     The amount we anticipate spending on research and development for fiscal 2005 is $20,000.

     14. Listed below are the Company's critical accounting policies:

     The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates. While there are a number of significant accounting policies affecting our consolidated financial statements, we believe the following two critical accounting policies involve the most complex, difficult and subjective estimates and judgements:

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          o    Foreign currency translation
          o    Stock-based compensation

     Foreign Currency Translation

     Our functional and reporting currency is the United States dollar. Foreign currency transactions are primarily undertaken in Canadian dollars and are translated into United States dollars using exchange rates at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are re-measured at each balance sheet date at the exchange rate prevailing at the balance sheet date. Foreign currency exchange gains and losses are charged to operations. We have not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

     Stock-Based Compensation

     The Company accounts for stock-based awards using the intrinsic value method of accounting in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Under the intrinsic value method of accounting, compensation expense is recognized if the exercise price of the Company's employee stock options is less than the market price of the underlying common stock on the date of grant.

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS 123), established a fair value based method of accounting for stock-based awards. Under the provisions of SFAS 123, companies that elect to account for stock-based awards in accordance with the provisions of APB 25 are required to disclose the pro forma net income (loss) that would have resulted from the use of the fair value based method under SFAS 123.

     The Company follows the disclosure requirements of Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure an Amendment of FASB Statement No. 123" (SFAS
     148), which requires more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As of December 31, 2004, the Company has not issued any stock options.

     15. The Company was originally incorporated in the state of Florida on February 16, 1960 as Fiberglass Industries Corporation of America. A copy of the Articles of Incorporation was included as an exhibit in the Company's Form 10-SB registration statement.

     16. The functional and reporting currency of the Company is the United States dollar. The wording in Note 2(e) to the financial statements was incorrectly changed from United States to Canadian. This has been corrected in the Form 10-QSB for the period ending December 31, 2004.

     17. We excluded the restricted shares issued in calculating the basic and dilutive EPS. We have disclosed this in the Form 10-QSB for the period ending December 31, 2004.

     18. To date there have been no stock options issued to employees or non-employees.

     19. Additional paragraph added to the beginning of Note 6 and additional disclosure added in Note 6 (h):

     All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued.

     On March 29, 2004, 600,000 shares of common stock were issued to two directors for director services at a price of $0.14 per share. Of these shares issued, 400,000 shares related to services to be provided for the period from January 1 to December 31, 2004. As a result $27,299 has been charged to operations and the remaining balance of $27,299 has been recorded as deferred compensation. The fair value of the shares was based on the fair market value of the shares at the time the shares were issued.

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     20. The securities must be owned and fully paid for at least one year.
     After the one-year holding period, the number of shares non-affiliates may sell during any three-month period can't exceed 1% of the outstanding shares of the same class being sold.

     At the time an order to sell is placed, a notice must be filed with the SEC on Form 144 if the sale involves more than 500 shares or the aggregate dollar amount is greater than $10,000 in any three-month period. The sale must take place within three months of filing the Form and, if the securities have not been sold, an amended notice must be filed.

     Provided that the seller meets the conditions of Rule 144 the restriction can only be removed by the transfer agent with the consent of the issuer in the form of an opinion letter from the issuer's legal counsel.

     If the shares have been owned for two years or more, no volume restrictions apply to non-affiliates.

     21. Additional disclosures added to Notes 6 (d) (e) (f) (h) (j):

       6. (d) On September 10, 2003, 7,500 shares of common stock were issued at a price of $0.25 per share in consideration for investor relations services rendered for a total value of $1,875.

          (e) On September 23, 2003, 7,500 shares of common stock were issued at a price of $0.25 per share in consideration for investor relations services rendered for a total value of $1,875.

          (f) On October 23, 2003, 7,500 shares of common stock were issued at a price of $0.14 per share in consideration for investor relations services rendered for a total value of $1,050.

          (h) On March 29, 2004, 600,000 shares of common stock were issued to two directors for director services at a price of $0.14 per share for a total value of $84,000. Of these shares issued, 400,000 shares related to services to be provided for the period from January 1 to December 31, 2004. As a result $27,299 has been charged to operations and the remaining balance of $27,299 has been recorded as deferred compensation. The fair value of the shares was based on the share price of cash sales at the time the shares were issued. The fair value of the shares was based on the fair market value of the share at the time the shares were issued.

          (j) On April 1, 2004, 133,333 shares of common stock were issued at $0.23 per share in consideration for investor relations services rendered for a total value of $30,667, and 33,333 shares of common stock were issued at $0.23 per share in consideration for management fees for a total value of $7,667.

     22. The terms of the restrictions are:

     The securities must be owned and fully paid for at least one year. After the one-year holding period, the number of shares non-affiliates may sell during any three-month period can't exceed 1% of the outstanding shares of the same class being sold.

     At the time an order to sell is placed, a notice must be filed with the SEC on Form 144 if the sale involves more than 500 shares or the aggregate dollar amount is greater than $10,000 in any three-month period. The sale must take place within three months of filing the Form and, if the securities have not been sold, an amended notice must be filed.

     Provided that the seller meets the conditions of Rule 144 the restriction can only be removed by the transfer agent with the consent of the issuer in the form of an opinion letter from the issuer's legal counsel.

     If the shares have been owned for two years or more, no volume restrictions apply to non-affiliates

     23. Pursuant to the footnote by regulation S-B Item 401(f) and SEC Release 33-8220, the Company is not subject to the audit committee disclosures.

     24. A code of ethics has been adopted by the Board of Directors and will be attached as an exhibit to the form 10-KSB for the period ending June 30, 2005.



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     25. Since the value of the shares issued to David Krahn and Gordon Colledge did not exceed $100,000 they do not need to be included in the table.

     As of June 30, 2004 no shares had been issued to Paul Warkentin. Mr. Warkentin's services have been accounted for under "Donated Services." (Item 10, page 28)

     26. At the present time, the Company does not have any other compensation agreements or plans with any officers and/or directors of the Company. The Company does intend to enter into such agreements in the future when resources allow.

     27. Exhibit 31.1 has been amended to include the most current certification requirements and the suggested revisions to Controls and Procedures have also been made. The amended 10-KSB and 10-QSB will include these revisions.

     28. The applicable comments will be addressed in the interim 10-QSB reports.



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In connection with the response to the Commission's comments, Hybrid Fuels Inc.
("the Company") acknowledges that:

     1. The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

     2. Staff comments or changes to disclosure in response to staff comments do not forclose the Commission from taking any action with respect to the filing;

     3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




/s/ Paul Warkentin
-------------------------------

Name:  Paul Warkentin

Title:  President/CEO/Acting CFO

HYBRID FUELS, INC.

Dated: February 16, 2005



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